SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of: October 2018	Commission File Number: 001-35776

ACASTI PHARMA INC.

(Name of Registrant)

545 Promende du Centropolis
Suite 100
Laval, Québec
Canada H7T 0A3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note

Exhibits 99.1 and 99.2 to this report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Acasti Pharma Inc. (File No. 333-223464), the preliminary prospectus supplement filed thereunder on October 3, 2018 and the final prospectus supplement filed thereunder on October 5, 2018 and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACASTI PHARMA INC.

Date: October 9, 2018	By:	a/s/ Jan D'Alvise
Name: Jan D'Alvise Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Underwriting Agreement, dated October 4, 2018, by and between Acasti Pharma Inc. and Oppenheimer & Co. Inc., as representative of the other underwriters named on Schedule I thereto

99.2	Opinion of Osler, Hoskin & Harcourt LLP